

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 24, 2008

Mr. Dennis R. Alexander
Chairman, Principal Executive Officer and Chief Financial Officer
EGPI Firecreek, Inc.
6564 Smoke Tree Lane
Scottsdale, AZ 85253

> **Re: EGPI Firecreek, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed April 11, 2008**
> **File No. 000-32507**

Dear Mr. Alexander:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant